SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Red River Bancshares, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

75686R202

(CUSIP Number)

S3 DYNAMICS, L.P.

1412 Centre Court Drive, Suite 301

Alexandria, Louisiana 71301

(318) 442-7084

Attention: Simeon A. Thibeaux

_____________________

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

June 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      75686R202

1	NAME OF REPORTING PERSONS S3 Dynamics, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,411
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS John Charles Simpson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500
	8	SHARED VOTING POWER 402,411 (1)
	9	SOLE DISPOSITIVE POWER 7,500
	10	SHARED DISPOSITIVE POWER 402,411 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Shares are held by S3 Dynamics, L.P. Mr. Simpson has an approximately 43% direct and indirect interest in S3 Dynamics, L.P.

EXPLANATORY NOTE

This Schedule 13D (this “Statement”) reports the amount of common stock, no par value, of Red River Bancshares, Inc., a Louisiana corporation (the “Issuer”), acquired by S3 Dynamics, L.P. On June 12, 2020, John Charles Simpson transferred 402,411 shares of the Issuer’s common stock to S3 Dynamics, L.P., of which Mr. Simpson directly and indirectly holds approximately 43% of the interests. Mr. Simpson filed a previous statement on Schedule 13G on February 10, 2020 reporting his ownership in the Issuer as of December 31, 2019. This Statement reports the change in form of ownership from direct to indirect through S3 Dynamics, L.P.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of Red River Bancshares, Inc., a Louisiana corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1412 Centre Court Drive, Suite 501, Alexandria, Louisiana 71301.

The Issuer had 7,322,532 shares of Common Stock outstanding as of June 12, 2020. All beneficial ownership and voting power percentage calculations with respect to the Common Stock are based on the outstanding shares as of such date.

All beneficial ownership calculations contained in this Schedule 13D have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by or on behalf of S3 Dynamics, L.P. (the “Partnership”) and John C. Simpson (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)          The address of the Partnership is 1412 Centre Court Drive, Suite 301, Alexandria, Louisiana 71301. Mr. Simpson’s business address is 1412 Centre Court Drive, Suite 501, Alexandria, Louisiana 71301

(c)          The principal business of the Partnership is to invest the assets of the Partnership for the benefit of the Partnership’s general and limited partners. Mr. Simpson’s principal occupation is managing the Partnership.

(d), (e)   During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Partnership is formed under the laws of the State of Delaware. Mr. Simpson is a citizen of the State of Louisiana.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partner controlling the Partnership (the “Listed Person”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Partnership’s knowledge, the Listed Person has not been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 12, 2020, Mr. Simpson transferred 402,411 shares of the Issuer’s common stock to S3 Dynamics, L.P. in exchange for additional partnership interests (the “Acquisition”).

Item 4. Purpose of the Transaction

(a)	Please see Item 3 above and Item 5 below.

Except as described above in this Item 4, the Partnership does not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Partnership reserves the right, however, to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as it may determine in its sole discretion.

Item 5. Interest in Securities of the Issuer

(a), (b)  The Partnership may be deemed to beneficially own and have shared voting and dispositive power over an aggregate of 402,411 shares of Common Stock, or 5.5% of the outstanding shares of Common Stock. Mr. Simpson may be deemed to beneficially own an aggregate of 409,911 shares of Common Stock, or 5.6% of the outstanding shares of Common Stock. Mr. Simpson has sole voting and dispositive power over 7,500 shares of Common Stock. Mr. Simpson shares voting and dispositive power over 402,411 shares of Common Stock held by S3 Dynamics, L.P. See Schedule 1 for the information applicable to the Listed Person.

(c)         Except as otherwise set forth in Item 3 above, no Reporting Person has effected any transactions in shares of the Issuer’s shares of Common Stock during the last 60 days.

(d)       Mr. Simpson has the right to receive dividends from, and the proceeds from the sale of, the 7,500 shares of Common Stock over which he has sole voting and dispositive power. The Partnership has the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock reported by the Partnership on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Person. Except for the foregoing, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Statement.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

24.1	Power of Attorney of S3 Dynamics, L.P., dated June 23, 2020.

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2020

By:	/s/ John Charles Simpson
John Charles Simpson

S3 DYNAMICS, L.P.

By: S3 Management, L.L.C.

Its General Partner

By:	/s/ Simeon A. Thibeaux
Name: Simeon A. Thibeaux
Title: Manager

Schedule 1

General Partner of S3 Dynamics, L.P.

Item 2:       S3 Management, L.L.C.

   1412 Centre Court Drive, Suite 301

   Alexandria, Louisiana 71301

   Principal Occupation: General Partner of S3 Dynamics, L.P.

   Citizenship: USA

   Amount Beneficially Owned: 0